Contact

www.linkedin.com/in/adeutsch
(LinkedIn)

Top Skills

Marketing
Event Planning
Customer Service

Alexander Deutsch

Turning Clicks into Campaign Wins: Built a 50K+ Player Political Game & Tripled Revenue

New York, New York, United States

Experience

Political Games, Inc, TwoSeventy, US Election

Manager of Marketing and Operations
January 2018 - Present (7 years 8 months)
New York, New York, United States

Rebuilt customer acquisition function, grew user base from 30k to 250,000 users (~8x) in just 12 months, and cut CPI in half

• Built social media presence from scratch, attracting 25k followers on Facebook and Instagram and an active Steam audience

• Manage $400k mobile customer acquisition budget, reviewing and optimizing creative, targeting, and keywords daily

• Reduced cost per install (CPI) by 66% and 54% (from $.80 to $.27 and $1.75 to $.80) for Google and Apple, respectively

• Develop creative concepts and manage an artist to produce ads and leverage popular political names to drive downloads

Develop product strategy, collaborate with founder, manage 10-person multilingual global developer team across 3 time zones

• Create and prioritize development pipeline; generate strategies to increase revenue, offering perks for player feedback

• Manage product development and creative teams building and launching monthly product updates

Tripled monthly revenue (in the first year) by generating and implementing premium upsell ideas for “freemium” game

• Expanded subscription and à la carte offerings and spearheaded data collection to inform pricing and product strategy

• Created a series of monthly tournaments to build community and hype; built average participation of ~5k players/tournament

• Enabled users to purchase new levels and features (paying for marquee candidates, debate questions, and election types)

• Conduct daily user interviews to collect feedback and analyze weekly KPI reports on sales, downloads, and trends

• Synthesize research and generate product/marketing recommendations with founder and engineering team

Manage 250,000 active users across 5+ channels (Reddit, Steam, Twitter, GMB, Facebook, Instagram, WhatsApp)
• Lead day-to-day operations, addressing tech, payment, customer service issues by email/phone for 100s of customers weekly

MedTailor - #1 Custom Fitted Medical Scrubs
Manager of Marketing/Account Director
February 2023 - September 2023 (8 months)
New York, New York, United States

LAZARD LTD (global financial advisory and asset management firm)
Executive Administrator
December 2018 - May 2022 (3 years 6 months)
San Francisco, California, & New York, New York

Managed operations for senior leaders in Convertible Capital Markets, M&A, and Private Capital Advisory groups (SF then NYC)
• Organized and maintained client database for the convertible capital markets unit to increase usability and efficiency
• Scheduled and coordinated calendars for 10 people, organizing travel, food, security, and locations for meetings

Led recruiting efforts; including managing scheduling, interviewing, and on-boarding for 10+ recruits at one time

Challenged travel assumptions/solved problems and developed procedures for tracking and troubleshooting travel in real time
• Coordinated, booked, and managed travel for 10 people, addressing last-minute changes and problems with efficiency
• Leveraged "Travel Savant" elite status to ensure smooth resolution of banker travel issues regardless of banker travel status
• Optimized company's use of frequent flyer programs to save money and route and re-route travelers with efficiency

Built trust with a banker after 2 previous executive assistants had failed, via creative problem-solving and aggressive follow-up

Ensured smooth, efficient communication/correspondence between departments and offices around the world
• Hired into Convertibles group in SF, moved to M&A post-Convertibles group closing, then relocated to NYC/PCA during COVID

The TravelSavant (travel-focused consultancy + IG account with ~135k users)
Founder/Creator & Industry Consultant
December 2018 - April 2022 (3 years 5 months)
New York, New York, United States

Built consumer brand for travel and financial services advice, then built content creation relationships with media companies
• Content contributor for "Business Traveler" magazine, ExotikTraveler (luxury brand), and Josh Cahill's blog + YouTube channel
• Sole writer for "The Take Off," a new segment airing in 90+ airports and reaching 31M viewers/month via ReachTV

MC CREDIT PARTNERS (20+ person private equity firm; formerly Cyan Partners)
Manager of Business Operations / Promoted from Executive Assistant after ~2 years
April 2011 - May 2018 (7 years 2 months)
Stamford, Connecticut, United States

Coordinated day-to-day operations for an office of 20+ employees, reporting directly to Chief Investment Officer/Senior MD
• HR: Researched and negotiated benefits; managed training; contributed to employee handbook and emergency procedures
• Accounting: Prepared and processed expense reports for all employees; managed HR Coordinator and an Executive Assistant
• Software: Maintained Excel databases and electronic records; helped CTO implement VPN enabling team to work remotely
• Purchasing: Managed dozens of vendors and streamlined buying of subscriptions, devices, financial services, and office/security systems (i.e., Bloomberg, Global Relay, and Iron Mountain)

Organized and led company-wide travel booking, improved travel management, and resolved challenging last-minute problems
• Secured flight reservations for a Partner in and out of NYC in 24 hours during a nor'easter when 95%+ of flights were canceled

• Frequently placed executives on sold-out last flights at the last minute and changed nonrefundable flights without change fees

Assisted in maintaining, updating, and producing marketing pitchbook boilerplate to reflect changes in deals, team, and returns

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Education

The University of Iowa Tippie College of Business
B.B.A, Management & Organizations · (2005 - 2008)

University of Wisconsin-Madison
 · (2004 - 2005)